UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

30041R108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS David B. Blundin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,418,661 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,418,661 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,418,661 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures Investment Vehicle II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,201,862 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,201,862 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,201,862 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 454,920 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 454,920 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,920 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,769,674 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,769,674 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,674 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Cogo Labs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 454,920 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 454,920 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,920 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,769,674 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,769,674 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,769,674 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Estate of Seth Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 819,515 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 819,515 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,515 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Tomas Revesz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,172,690 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,172,690 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,172,690 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer: EverQuote, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

210 Broadway

Cambridge, Massachusetts 02139

Item 2 (a).	Name of Person Filing:

David B. Blundin

Link Ventures Investment Vehicle II, LLC

Link Equity Partners, LLC

Link Ventures LLLP

Link Management LLC

Cogo Labs, Inc.

Estate of Seth Birnbaum1

Tomas Revesz

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

One Kendall Square

Suite B2106

Cambridge, Massachusetts 02139

Item 2 (c).	Citizenship:

David B. Blundin, United States

Link Ventures Investment Vehicle II, LLC, a Delaware limited liability company

Link Equity Partners, LLC, a Delaware limited liability company

Link Ventures LLLP, a Delaware limited partnership

Link Management LLC, a Delaware limited liability company

Cogo Labs, Inc., a Delaware Corporation

Seth Birnbaum, United States

Tomas Revesz, United States

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2 (e).	CUSIP Number:

30041R108

Item 3. If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________

[1]	Mr. Birnbaum passed away on November 28, 2020.

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2020, (i) Link Ventures Investment Vehicle II, LLC directly owned 942,036 shares of Class A Common Stock and 4,259,826 shares of Class B Common Stock; (ii) Link Ventures LLLP directly owned 473,038 shares of Class A Common Stock and 2,296,636 shares of Class B Common Stock; (iii) Cogo Labs, Inc. directly owned 454,920 shares of Class A Common Stock; (iv) the estate of Seth Birnbaum owned 437,464 shares of Class A Common Stock, 237,904 shares of Class B Common Stock and held options to purchase 144,147 shares of Class B Common Stock that vest within 60 days of December 31, 2020; and (v) Mr. Revesz owned 523,894 shares of Class A Common Stock, 530,000 shares of Class B Common Stock and held options to purchase 118,796 shares of Class B Common Stock that vest within 60 days of December 31, 2020.

The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

(b)	Percent of class:

Mr. Blundin: 37.3%; the estate of Seth Birnbaum: 4.0%; and Mr. Revesz: 5.6%.

The aggregate percentage of Class A Common Stock is based upon 20,346,926 shares of Class A common stock, $0.001 par value per share, issued and outstanding and 7,429,502 shares of Class B common stock, $0.001 par value per share, as indicated by EverQuote, Inc. in its Form 10-Q for the period ended September 30, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Blundin is the (i) managing member of Link Ventures Investment Vehicle II, LLC, (ii) managing member of Link Management LLC, which is the general partner of Link Ventures LLLP; and (iii) managing member of Link Equity Partners, LLC, which is the sole stockholder of Cogo Labs, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Link Ventures LLLP, the estate of Seth Birnbaum, and Mr. Revesz are parties to a Voting Agreement dated as of February 8, 2018, as amended (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Blundin holds an irrevocable proxy over the shares of Class A Common Stock and Class B Common Stock held by the estate of Seth Birnbaum and Mr. Revesz.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

/s/ David D. Blundin
David D. Blundin

Link Ventures Investment Vehicle II, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Link Ventures LLLP

By:	Link Management LLC, its general
partner

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Link Management LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Link Equity Partners, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Cogo Labs, Inc.

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

/s/ Estate of Seth Birnbaum
Estate of Seth Birnbaum
Meltem Birnbaum, as Executrix

/s/ Tomas Revesz
Tomas Revesz

Exhibit Index

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 8, 2021, by and among David B. Blundin, Link Ventures Investment Vehicle II, LLC, Link Ventures LLLP, Link Management LLC, Link Equity Partners, LLC, Cogo Labs, Inc., the estate of Seth Birnbaum and Tomas Revesz.